

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1030 West Georgia St.
Suite 1830
Vancouver, BC V6E 2Y3

>      **Re: Gold Royalty Corp.**
>          **Amendment No. 3 to Registration Statement on Form F-1**
>          **Filed February 24, 2021**
>          **File No. 333-252036**

Dear Mr. Garofalo:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1. We note that the common stock purchase warrant filed as Exhibit 4.2 provides that the company agrees that all legal proceedings concerning the warrant "shall be commenced exclusively in the state and federal courts sitting in the City of New York."  If this provision requires investors in this offering to bring any such action, proceeding or claim in the state and federal courts of the City of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act,

please also ensure that the provision in the common stock purchase warrant states this clearly.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Rick Werner